Exhibit 99.2

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Summary Consolidated Statements of Operations(3)

For the years ended December 31,                                2000         2001         2002         2002
(Amounts in thousands except per share data)                      EUR          EUR         EUR        USD(2)
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
Net sales                                                    2,672,630    1,589,247    1,958,672    2,053,976
Cost of sales                                                1,571,816    1,558,234(1) 1,491,068(4) 1,563,620
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Gross profit on sales                                        1,100,814       31,013      467,604      490,356

Research and development costs                                 327,015      347,333      324,419      340,204
Research and development credits                               (24,983)     (16,223)     (26,015)     (27,281)
Selling, general and administrative expenses                   256,513      249,044      263,243      276,052
Merger and acquisition costs                                        NA       41,477           NA           NA
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Total expenses                                                 558,545      621,631      561,647      588,975

Operating income (loss)                                        542,269     (590,618)     (94,043)     (98,619)

Interest income (expense), net                                  12,593       (7,207)     (36,781)     (38,571)
Income from subsidiaries                                        (3,205)       3,606            0            0
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Income (loss) from continuing operations
before income taxes                                            551,657     (594,219)    (130,824)    (137,190)
Provision for income taxes                                    (167,923)     179,017       42,779       44,861
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Net income (loss) from continuing operations,
before effect on accounting changes                            383,734     (415,202)     (88,045)     (92,329)
cumulative effect of change in accounting principles
net of tax                                                      (2,676)          NA           NA           NA

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Net income (loss)from continuing operations                    381,058     (415,202)     (88,045)     (92,329)

Income (loss) from discontinued operations                      (3,685)    (103,001)    (183,624)    (192,559)
Provision for income taxes on discontinued operations              674       39,211       63,846       66,953

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Net income (loss) from discontinued operations                  (3,011)     (63,790)    (119,778)    (125,606)

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Net income (loss)                                              378,047     (478,992)    (207,823)    (217,935)

Basic net income per ordinary share:
from continued operations                                            0.83        (0.89)       (0.18)
from discontinued operations                                        (0.01)       (0.14)       (0.26)
Total                                                                0.82        (1.03)       (0.44)

Diluted net income per ordinary share:
from continued operations                                            0.79        (0.89)       (0.18)
from discontinued operations                                        (0.01)       (0.14)       (0.26)
Total                                                                0.78        (1.03)       (0.44)

Number of ordinary shares used in computing per share amounts (in thousands):
Basic                                                          461,887      465,866      476,866
Diluted                                                        483,127      465,866      476,866

1)   This includes restructuring charges of Eur 455,648 for inventory write-down, impairment and severance payments relating to the restructuring plan of 2001.

2)   Solely for the convenience of the reader,certain Euro amounts have been translated into United States dollars ("USD")
     using the exchange rate in effect of December 31, 2002 of USD 1.00 = EUR 0.9536.

3)   Prior year financial statements were restated to reflect the impact of discontinued operations.

4)   Includes Eur 78,500 of expenses related to inventory write down and impairment of fixed assets.


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Summary Consolidated Statements of Operations(3)


For the period,                                                               2002       2002          2002
(Amounts in thousands except per share data)                               Jan - Jun   Jul - Dec    Full year
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Net sales                                                                   787,506    1,171,166    1,958,672
Cost of sales                                                               554,701      936,367(4) 1,491,068
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Gross profit on sales                                                       232,805      234,799      467,604

Research and development costs                                              158,039      166,380      324,419
Research and development credits                                            (13,388)     (12,627)     (26,015)
Selling, general and administrative expenses                                132,940      130,303      263,243
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Total expenses                                                              277,591      284,056      561,647

Operating income (loss)                                                     (44,786)     (49,257)     (94,043)

Interest income (expense), net                                              (22,533)     (14,248)     (36,781)
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Income (loss) from continuing operations
before income taxes                                                         (67,319)     (63,505)    (130,824)
Provision for income taxes                                                   21,245       21,534       42,779
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Net income (loss) from continuing operations                                (46,074)     (41,971)     (88,045)

Income (loss) from discontinued operations                                  (78,049)    (105,575)    (183,624)
Provision for income taxes on
discontinued operations                                                      26,000       37,846       63,846

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Net income (loss) from discontinued operations                              (52,049)     (67,729)    (119,778)

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Net income (loss)                                                           (98,123)    (109,700)    (207,823)

Basic and diluted net income per ordinary share:
from continued operations                                           (0.10)       (0.09)       (0.18)
from discontinued operations                                        (0.11)       (0.14)       (0.26)
Total                                                               (0.21)       (0.23)       (0.44)


Number of ordinary shares used in computing per share amounts (in thousands):
Basic                                                          476,829      476,854      476,866
Diluted                                                        476,829      476,854      476,866

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Ratios and Other Data(5)
                                                                  2000         2001         2002
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Gross profit on sales as a % of net sales                           41.2          2.0         23.9
Gross profit on sales as a % of net sales, excluding
non-regular charges(6)                                              41.2         30.6         23.9
Operating income as a % of net sales                                20.3        (37.2)        (4.8)
Operating income as a % of net sales, excluding
non-regular charges(7)                                              20.3         (5.7)        (4.8)
Net income from continuing operations as
a % of net sales                                                    14.3        (26.1)        (4.5)
Shareholders' equity as a % of total assets                         48.5         33.7         39.8
Sales of systems (units)                                           455          197          205
Number of employees from continuing operations                   6,628        6,039        5,971
Number of employees from discontinued operations                 1,495        1,031          712
Number of employees total                                        8,123        7,070        6,683

(5) These data reflect continuing operations, unless mentioned otherwise

(6) Non-regular charges include the costs of sales restructuring of EUR 455 mln.

(7)  Non-regular charges include the cost of sales restructuring, other non-regular charges and merger & acquisition costs.



Summary Consolidated Balance Sheets(3)

                                                               Dec. 31,      Dec. 31,    Dec. 31,
                                                                2001          2002         2002
(Amounts in thousands)                                           EUR           EUR         USD(2)
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ASSETS
Cash and cash equivalents                                      910,678      668,760      701,301
Accounts receivable, net                                       510,566      556,664      583,750
Inventories, net                                               778,269      730,025      765,546
Current tax asset                                               50,469      178,706      187,401
Other current assets                                           192,614      175,095      183,615
Assets of discontinued operations                              208,822      106,094      111,256
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Total current assets                                         2,651,418    2,415,344    2,532,869

Deferred tax asset                                             262,091      314,795      330,112
Other assets                                                    89,384       61,757       64,762
Intangible assets                                               16,275       14,069       14,754
Property, plant and equipment                                  624,672      495,723      519,844
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Total assets                                                 3,643,840    3,301,688    3,462,341

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities                                            734,991      686,683      720,095
Liabilities from discontinued operations                        93,716       66,091       69,307
Convertible subordinated bonds                               1,510,902    1,064,040    1,115,814
Long term debt and deferred liabilities                         77,944      169,358      177,599
Shareholders' equity                                         1,226,287    1,315,516    1,379,526
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Total liabilities and Shareholders' equity                   3,643,840    3,301,688    3,462,341

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Summary Consolidated Statements of Cash Flows(3)

For the year ended December 31,                                                2000         2001         2002      2002
(Amounts in thousands)                                                           EUR         EUR          EUR      USD2
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CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss) from continuing operations                                381,058     (415,202)     (88,045)   (92,329)
Depreciation and amortization                                               111,133      138,959      186,686    195,770
Change in assets and liabilities                                           (241,447)      76,628     (152,792)  (160,227)
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Net cash provided by (used in) operating activities
from continuing operations                                                  250,744     (199,615)     (54,151)   (56,786)

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures                                                       (181,007)    (312,857)    (138,587)  (145,330)
Other investing activities                                                   29,121      (13,238)      58,735     61,593
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Net cash used in investing activities
from continuing operations                                                 (151,886)    (326,095)     (79,852)   (83,737)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of convertible subordinated loans,net                      0      637,939            0          0
Redemption and/or repayment of loans                                              0            0       (5,203)    (5,456)
Proceeds from share issuance                                                 34,198       26,351       26,630     27,926
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Net cash provided by financing activities
from continuing operations                                                   34,198      664,290       21,427     22,470
Minority interest(8)                                                        121,119     (121,119)           0          0
Effect of changes in exchange rates on cash                                  39,685       17,604       (1,869)    (1,960)
Net cash flow (used) provided by discontinued operations                    (45,048)     (69,815)    (127,473)  (133,676)
Net cash used by SVG for the Quarter ended December 31, 2000(9)                  NA      (38,772)          NA         NA
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Net increase (decrease) in cash and cash equivalents                        248,812      (73,522)    (241,918)  (253,689)

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8)   Cash and cash equivalents for the year 2000 contains an amount of Euro 121,119 of restricted cash related to a structured financing subsidiary. This amount was not available for operating and/or investing activities of the company.

9)   For heritage SVG ,figures for the fiscal year ended September 2000 are included. As a consequence, the decrease in cash and cash equivalents for the three months ended December 31, 2000 has been excluded from the Summary Financial
     Statements. This decrease amounted EUR 38,772.


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Summary Consolidated Statements of Cash Flows(3)

                                                                              2002         2002         2002
                                                                           Jan - Jun    Jul - Dec     Full year
(Amounts in thousands)                                                        EUR          EUR          EUR
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CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss) from continuing operations                                (46,074)     (41,971)     (88,045)
Depreciation and amortization                                                83,321      103,365      186,686
Change in assets and liabilities                                           (198,786)      45,994     (152,792)
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Net cash provided by (used in) operating activities
from continuing operations                                                 (161,539)     107,388      (54,151)
CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures                                                        (61,098)     (77,489)    (138,587)
Other investing activities                                                   11,330       47,405       58,735
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Net cash used in investing activities
from continuing operations                                                  (49,768)     (30,084)     (79,852)
CASH FLOWS FROM FINANCING ACTIVITIES:
Redemption and/or repayment of loans                                         (4,366)        (837)      (5,203)
Proceeds from share issuance                                                 24,424        2,206       26,630
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Net cash provided by financing activities
from continuing operations                                                   20,058        1,369       21,427
Effect of changes in exchange rates on cash                                 (59,271)      57,402(10)   (1,869)
Net cash flow (used) provided by discontinued operations                    (57,349)     (70,124)    (127,473)
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Net increase (decrease) in cash and cash equivalents                       (307,869)      65,951     (241,918)


10)  Includes a reclassification from the first half year of Eur 58,500 to Change in assets and liabilities for effects of changes in exchange rates on mainly US Dollar denominated cash in the Netherlands.




Movements in Shareholders' equity

                                                                          2001              2002             2002
(Amounts in thousands)                                                     EUR               EUR             USD(2)


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Balance, beginning of the year                                       1,666,212         1,226,287        1,285,955
Changes in equity heritage SVG
during the quarter ended December 2000                                  (9,326)               NA               NA
Proceeds from issuance of ordinary shares                               21,649           291,192          305,361
Net income                                                            (478,992)         (207,823)        (217,935)
Other changes                                                           26,744             5,860            6,145

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Balance, end of the year                                             1,226,287         1,315,516        1,379,526

All figures are based on US GAAP.


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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

BASIS OF PRESENTATION

ASML follows accounting principles generally accepted in the United States of America (`U.S. GAAP'). The accompanying Consolidated Financial Statements are stated in thousands of euros (`EUR') except that, solely for the convenience of the reader, certain euro amounts presented as of and for the year ended December 31, 2002 have been translated into United States dollars (`USD') using the exchange rate in effect on December 31, 2002 of USD 1.00 = EUR0
0.9536. These translations should not be construed as representations that the euro amounts could be converted into U.S. dollars at that rate.

POOLING OF INTEREST

On May 22nd, 2001 ASML merged with Silicon Valley Group Inc. (SVG). This merger is accounted for as a business combination pooling of interests. This means that for accounting and financial reporting purposes the companies will be treated as if they had always been combined.

Except for discontinued operations, as discussed in the next paragraph, the years ended December 31, 2002 and 2001 show the combined Summary Financial Statements that include the balances and results from ASML and SVG for those periods. Due to US GAAP reporting guidelines the comparative income statement for the year ended December 31, 2000 includes results from ASML for the period January 1 until December 31 and from SVG for the period October 1 until September 30.

DISCONTINUED OPERATIONS

On December 18, 2002, ASML adopted a plan to discontinue its Track operations and dispose of its Thermal division, as of December 31, 2002. The total related net income (loss) from discontinued operations (net of tax) of these components amount to Eur 119.8 million. Assets and liabilities of discontinued operations were segregated in the accompanying consolidated balance sheets and consisted primarily of accounts receivable, inventories and fixed assets, offset by accounts payable and accrued liabilities. Prior year financial statements were restated to reflect the impact of discontinued operations.

PRINCIPLES OF CONSOLIDATION

The Consolidated Financial Statements include the accounts of ASML Holding N.V. and all of its majority-owned subsidiaries. All significant intercompany profit, transactions and balances have been eliminated in consolidation.

RECOGNITION OF REVENUES, INCOME AND EXPENSES

Under the guidance set forth in SAB 101, ASML's practice is to recognize revenues based upon shipment.

This guidance also resulted in ASML deferring the fair value of the installation service yet to be performed on delivered equipment. Furthermore, revenues on initial shipments of new technology systems are deferred until acceptance by the customer. ASML recorded no deferred new technology systems at year-end 2002, compared to 14 systems at June 30, 2002 and 13 systems at December 31, 2001.

Revenues from services are recognized when performed. Revenue from prepaid service contracts is recognized over the life of the contract. Advance payments received from customers are deferred and recognized when the products have been shipped. Operating expenses and other income and expense items are recognized in the income statement as incurred or earned.

MERGER AND ACQUISITION COSTS

Non recurring costs related to the merger between ASML and SVG are presented under merger and acquisition costs. These costs contain directly related expenses like investment banking fees, professional services and integration consulting.

USE OF ESTIMATES

The preparation of ASML's Consolidated Financial Statements in conformity with generally accepted accounting principles necessarily requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenue and expense during the reported periods. Actual results could differ from those estimates.



`Safe Harbor' Statement under the U.S. Private Securities Litigation Reform Act of 1995: the matters discussed in this document include forward-looking statements that are subject to risks and uncertainties including, but not limited to, economic conditions, product demand and industry capacity, competitive products and pricing, manufacturing efficiencies, new product development, ability to enforce patents, availability of raw materials and critical manufacturing equipment, trade environment, and other risks indicated in filings with the U.S. Securities and Exchange Commission.

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